ED

SEC

19006533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Riveredge Drive

(No. and Street)

Saline (City) MI (State) 48176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia (732) 713-9607

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
APR 04 2019
Washington DC
406

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Victor MacLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategic Capital Investments, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Virginia
County of Richmond City of
Subscribed and sworn to (or affirmed) before me on this 21st day of Feb 2019 by Victor MacLaughlin proved to me on the basis of satisfactory evidence to be the person who appeared before me.
Notary Public

WILLIAM RANDOLPH ADAMS
COMMONWEALTH OF VIRGINIA
REG. NO. 7707807 EXP. 09-30-2020
NOTARY PUBLIC

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Strategic Capital Investments, LLC
701 Riversedge Drive
Saline MI 48176

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Strategic Capital Investments, LLC (the "Company") as of December 31, 2018, and the related statement of operations, changes in members' equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

We have served as the Strategic Capital Investments, LLC's auditor since 2019.

Sugar Land, TX

March 29, 2019

STRATEGIC CAPITAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	7,388
Receivable from clearing broker		10,650
Prepaid expenses and other assets		26,146
TOTAL ASSETS	$	44,184

LIABILITIES AND MEMBERS'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	972
TOTAL LIABILITIES		972
MEMBERS EQUITY		43,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	44,184

See accompanying notes to the financial statements

STRATEGIC CAPITAL INVESTMENTS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Commissions	$	15,481
Placement Fees		150,000
Other revenue		139
TOTAL REVENUES		165,620
EXPENSES		
Commissions		135,000
Brokerage, exchange and clearing fees		6,291
Insurance and licensing fees		2,563
Technology		8,017
Regulatory fees		25,378
Professional fees		1,300
Other expense		129
TOTAL EXPENSES		178,678
NET LOSS	$	(13,058)

See accompanying notes to the financial statements

STRATEGIC CAPITAL INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

BALANCE - BEGINNING OF YEAR	$	20,669
Net loss		(13,058)
Contributions		45,285
Withdraws		(9,684)
BALANCE - END OF YEAR	$	43,212

See accompanying notes to the financial statements

STRATEGIC CAPITAL INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES	
Net loss	$ (13,058)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	-
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	(14,035)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(3,373)
TOTAL ADJUSTMENTS	(17,408)
NET CASH USED IN OPERATING ACTIVITIES	(30,466)
FINANCING ACTIVITIES	
Member contributions	45,285
Distributions	(9,684)
NET CASH USED BY FINANCING ACTIVITIES	35,601
NET INCREASE IN CASH	5,135
CASH - BEGINNING OF YEAR	2,253
CASH - END OF YEAR	$ 7,388

See accompanying notes to the financial statements

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Strategic Capital Investments, LLC (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). Capital2Markets Securities, LLC ("C2M") has reached an agreement to purchase the Company, The Company and C2M have filed a Change of Membership Application with FINRA regarding the purchase of the Company and are waiting for FINRAs approval. The Company was organized in the state of Michigan pursuant to the Michigan Liability Act. The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, real estate investment trusts, and limited partnership and direct participation programs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and other revenues

Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur. Placement fees are earned and recorded at the date of closing.

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted, and there is no impact to retained earnings.

Taxes

The Company is classified as a limited liability company and all taxes pass through to the members.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Financial Accounting Standards Board and International Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Management of the Company has assessed the impact of the adoption of the new standard and can reasonably assure that the new standard has no effect on financial statements for past or any future reporting periods. The Company was already following a policy to recognize all earned commission income as of a trade date to satisfy performance obligation criteria.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had regulatory net capital of $17,066, which was $12,066 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 5.7%.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and constancies.

NOTE 6 – SUBSEQUENT EVENT

In January 2019 the Company collected a private placement fee of $26,552. Total cash as of January 31, 2019 was $33,940. Based on 2018 operating costs, management is confident that there are sufficient funds to sustain operations through the next twelve months. Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through March 29, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

STRATEGIC CAPITAL INVESTMENTS

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
12/31/2018

TOTAL ASSETS	$	44,184
TOTAL LIABILITIES		972
MEMBER'S EQUITY		43,212
LESS NON-ALLOWABLE ASSETS		26,145
CURRENT CAPITAL		17,066
LESS HAIRCUTS		-
NET CAPITAL		17,066
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF AI)		5,000
EXCESS NET CAPITAL		12,066
AGGREGATE INDEBTEDNESS		($972)
AGGREGATE INDEBTEDNESS TO NET CAPITAL		-5.70%
MINIMUM REQUIRED NET CAPITAL		$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS		($65)
DEBT / EQUITY RATIO		N/A

The net capital computed above and the Company's computation of net capital on its December 31, 2018 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Victor MacLaughlin
Strategic Capital Investments, LLC
701 Riversedge Drive
Saline, MI 48176

Dear Victor MacLaughlin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Strategic Capital Investments, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Strategic Capital Investments, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Strategic Capital Investments, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Capital Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Sugar Land, TX

March 29, 2019

STRATEGIC CAPITAL INVESTMENTS, LLC.

EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

STRATEGIC CAPITAL INVESTMENTS, LLC.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2018 without exception.